Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees of our report, dated June 26, 2024, with respect to the statements of net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023, which report appears in the December 31, 2023 annual report on Form 11-K of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees.

/s/ Bonadio & Co., LLP

Amherst, New York

May 1, 2025